06009049

SE[illegible] MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER 8-53649

RECEIVED SEC MAIL PROCESSING SECTION JUN 12 2006 WASH., D.C. 213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAE ENTERPRISES LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 S.E. ST. #300
(No. and Street)

Mercer Island (City) WA. (State) 98040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Ellis (206) 795-0395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown, Inc. P.C.
(Name – *if individual, state last, first, middle name*)

40 Lake Bellevue Dr. #260 (Address) Bellevue (City) WA. (State) 98005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD A. ELLIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAE ENTERPRISES LTD, as of MARCH 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH LYN ELL
COMMISSION EXPIRES 10-9-07
NOTARY PUBLIC
STATE OF WASHINGTON

Signature

President
Title

Deborah Lyn Ell
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACK W. BROWN INC., P.C.
Accountants & Consultants 40 Lake Bellevue Drive., Suite 260 Bellevue, Washington 98005 (425) 467-1074 FAX (425) 454-7984 CELLULAR (425) 829-3800 E-MAIL jjmusic@jps.net

DAE ENTERPRISES, LTD
REPORT OF ANY MATERIAL INADEQUACIES

Under SEC Rule 17a-5(j)

No material inadequacies were found to exist for DAE ENTERPRISES, LTD for the year ended March 31, 2006.

JACK W. BROWN INC., P.C.
Accountants & Consultants 40 Lake Bellevue Drive., Suite 260 Bellevue, Washington 98005 (425) 467-1074 FAX (425) 454-7984 CELLULAR (425) 829-3800 E-MAIL jjmusic@jps.net

DAE ENTERPRISES, LTD
REPORT OF ANY MATERIAL INADEQUACIES

Under SEC Rule 17a-5(j)

No material inadequacies were found to exist for DAE ENTERPRISES, LTD for the year ended March 31, 2006.

JACK W. BROWN INC., P.C.
Accountants & Consultants 40 Lake Bellevue Drive., Suite 260 Bellevue, Washington 98005 (425) 467-1074 FAX (425) 454-7984 CELLULAR (425) 829-3800 E-MAIL jjmusic@jps.net

DAE Enterprises, LTD
Statement of Stockholder's Equity
March 31, 2006

Pursuant to SEC Rule 17a-5(d)(2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances March 31, 2005	$7,000	$42,247	($32,744)	$16,503
Net loss for the year ended March 31, 2006			-31,189	-31,189
Increases to additional paid in capital for year ended March 31, 2006		30,193		30,193
Balances March 31, 2006	$7,000	$72,440	($63,933)	$15,507

JACK W. BROWN INC., P.C.
Accountants & Consultants 40 Lake Bellevue Drive., Suite 260 Bellevue, Washington 98005 (425) 467-1074 FAX (425) 454-7984 CELLULAR (425) 829-3800 E-MAIL jjmusic@jps.net

DAE Enterprises, LTD
Statement of Stockholder's Equity
March 31, 2006

Pursuant to SEC Rule 17a-5(d)(2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances March 31, 2005	$7,000	$42,247	($32,744)	$16,503
Net loss for the year ended March 31, 2006			-31,189	-31,189
Increases to additional paid in capital for year ended March 31, 2006		30,193		30,193
Balances March 31, 2006	$7,000	$72,440	($63,933)	$15,507